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Z. JULIE GAO                         41st Floor, One Exchange Square
Direct Dial: (852) 2912-2535         8 Connaught Place, Central
julie.gao@lw.com                     Hong Kong
                                     Tel: +852.2522.7886  Fax: +852.2522.7006
(LATHAM & WATKINS LLP LOGO)          www.lw.com
INTERNATIONAL LAW FIRM               (CHINESE CHARACTER)
(CHINESE CHARACTER)                  FIRM / AFFILIATE OFFICES
                                     Barcelona     New Jersey
                                     Brussels      New York
                                     Chicago       Northern Virginia
                                     Frankfurt     Orange County
                                     Hamburg       Paris
August 6, 2007                       Hong Kong     San Diego
                                     London        San Francisco
                                     Los Angeles   Shanghai
                                     Madrid        Silicon Valley
                                     Milan         Singapore
                                     Moscow        Tokyo
                                     Munich        Washington, D.C.

VIA EDGAR                            File No. 041771-0001


Karen J. Garnett, Esq., Assistant Director
Duc Dang, Esq., Attorney Advisor
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:  E-House (China) Holdings Limited
             Amendment No. 4 to Registration Statement on Form F-1 Filed on August 3, 2007 (File No. 333-144451)

Dear Ms. Garnett and Mr. Dang:

     On behalf of our client, E-House (China) Holdings Limited, a company incorporated under the laws of the Cayman Islands (the "Company"), we have filed via EDGAR the Company's Amendment No. 4 to Registration Statement on Form F-1 with the Securities and Exchange Commission today. Amendment No. 4 to the Registration Statement has been marked to show the following changes to Amendment No. 3 to the Registration Statement filed on August 3, 2007: (1) on pages 83 and 84, the number of shares beneficially owned by Messrs. Xin Zhou and Neil Shen immediately after the offering as well as the total number of shares beneficially owned by all of our executive directors and officers as a group immediately prior to and after this offering, and the related footnotes, have been revised to show the correct beneficial ownership information; (2) on page 21, the post-IPO shareholding percentages of Mr. Zhou (with and without the over-allotment option being exercised by the underwriters in full) have been revised, and (3) on page 74, a PRC regulation on employee share options has been added.

     If you have any questions regarding the Registration Statement, please do not hesitate to contact John Huber at (202) 637-2242 or the undersigned at (852) 2912-2535 or julie.gao@lw.com.


                                            Very truly yours,


                                            /s/ Z. Julie Gao
                                            of LATHAM & WATKINS LLP

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cc:  Xin Zhou, Chairman and Chief Executive Officer
     Li-Lan Cheng, Chief Financial Officer
     John Huber, Esq., Latham & Watkins LLP, Washington D.C.
     David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
     Leiming Chen, Simpson Thacher & Bartlett LLP, Hong Kong